Pacasmayo



Jesus

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

Manuel Ferreyros, CFO
Claudia Bustamante, Investor Relations Manager
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

Pacasmayo

Cementos Pacasmayo S.A.A. Announces Consolidated Results for First Quarter 2021

Lima, Peru, April 28, 2021 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) ("the Company" or "Pacasmayo") a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter ("1Q20") ended March 31, 2021. These results have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are stated in nominal Peruvian Soles (S/).

1Q21 Financial and Operational Highlights:

(All comparisons are to 1Q20, unless otherwise stated)

- **Sales volume** of cement, concrete and precast increased an outstanding 67.4%, mainly due to the continued increase in sales of bagged cement, to the self-construction segment and to the public sector for reconstruction related projects, and to the halt in commercialization experience during 1Q20. If we compare only the first two months of the year for both periods, there would still be a significant increase of 39.2%.

- **Revenues** increased 55.3%, mainly due to the continued increase in sales and to the halt in commercialization during 1Q20 mentioned above.

- **Consolidated EBITDA** of S/105.1 million, a 45.4% increase, mainly due to increased sales as well as the halt in sales of cement during 1Q20 mentioned above.

- **Consolidated EBITDA margin** of 22.6%, a 1.6 percentage point decrease, mainly due to the use of imported clinker, because of the sharp increase in demand.

- **Net income** of S/ 31.8 million, a 197.2% increase mainly due to increased sales as mentioned above.

	Financial and Operating Results		
	1Q21	1Q20	% Var.
Financial and Operating Results			
Cement, concrete and precast sales volume (MT)	933.0	557.5	67.4%
In millions of S/			
Sales of goods	464.8	299.3	55.3%
Gross profit	133.2	92.0	44.8%
Operating profit	71.3	38.2	86.6%
Net Income	31.8	10.7	197.2%
Consolidated EBITDA	105.1	72.3	45.4%
Gross Margin	28.7%	30.7%	-2.0 pp.
Operating Margin	15.3%	12.8%	2.5 pp.
Net Income Margin	6.8%	3.6%	3.2 pp.
Consolidated EBITDA Margin	22.6%	24.2%	-1.6 pp.

Pacasmayo

Management Comments

During 1Q21, the positive trend in cement sales volume that began in July 2020 continued, reaching an almost 68% increase year over year. Despite the fact that there was a favorable comparative basis because of the halt in operations during 1Q20, if we look at only January and February for both years, there is still an increase of almost 40% in cement sales volume when comparing both periods. Although there were partial lockdowns again during February, and GDP did contract because of these measures, it did not affect our sales volume. We hope we can continue to deliver this strong results during the rest of the year.

As we mentioned in our fourth quarter report, bagged cement is the driver of our increased sales, but our other segments have also performed very well. During this quarter, sales of concrete reached the peak levels we had achieved in 2019, and we are confident that these levels are sustainable and should even accelerate in the upcoming quarters. It is important to note that, as opposed to 2019, when we were serving demand from medium and large infrastructure and private projects, such as the Talara Refinery and the Chiclayo Shopping Center, the demand now comes from small construction companies. We have generated a new customer base, that is sustainable and not dependent on government spending or on investment decisions by large private companies. This is especially important during these uncertain times. There is a definite potential upside to these concrete volumes, as reconstruction spending materializes during the upcoming quarters. Apoyo Consultoría estimates that US$ 900 million from the government-to-government agreement should be executed during 2021, which amounts to about 50% of the total budget assigned for the agreement.

Precast has also performed very well, especially light precast. Sales of precast blocks have steadily increased every quarter, and more importantly, the increase has come from alternative markets as well. We used to sell most precast materials to large infrastructure projects or medium and large private projects. However, during the last year, we have worked hard on expanding the customer base, and we are currently selling precast bricks for housing projects, allowing to diversify and significantly increase our sales. Our precast plants are currently running at full capacity, delivering high margins, and we expect this trend to continue during the next quarters. Although this is still a small percentage of our sales, it is important to highlight its progress because it comes as a direct result of our efforts to transform ourselves and provide the construction solutions the market needs.

All of this growth has driven us to use more imported clinker. Although this has an effect on our margin, we believe it is the best available alternative, both financially and strategically. Imported clinker, in fact, has a higher cost than our own produced clinker, but, running a kiln at a very low capacity utilization would be more costly than using imported clinker. Moreover, deferring the investment on a new kiln is also financially sound. We have already done this, successfully, when we built the plant in Piura, so we are familiar with the balance between using imported clinker until the new kiln reaches an optimal capacity. In terms of strategy, we believe that it is best to defer the investment on this expansion, until there is more certainty on the sustainability of the current cement demand levels.

In conclusion, the beginning of this year has been very successful, not only because of the continued increase in bagged cement, but also because of the positive results we have seen in concrete, which give us confidence in the upcoming quarters. We will continue to provide the best possible construction solutions, always working close to our communities and taking care of our people since they are our most valuable asset.

Pacasmayo

Economic Overview 1Q21:

During 1Q21, Peru again experienced focalized regional quarantines of different magnitudes, depending on the level of infections and deaths from Covid-19. This affected GDP, which had an estimated contraction in February of between 6 and 8%.

Given that the country is currently experiencing a very high upsurge in cases and deaths due to the pandemic, it is possible that there will be more quarantines and restrictive measures in the coming months. GDP recovery this year will depend on these containment measures, the current estimate being between 8 and 9% according to Apoyo Consultoría.

Despite this decrease in GDP, cement volumes have continued their strong positive trend. At the national level, cement shipments increased by 42.7% in 1Q21 compared to 1Q20. The North outperformed the rest of the country once again, as our shipments increased by 67.4% this quarter compared to the same period in 2020.

The outlook for the construction sector in 2021 is very positive, mainly due to spending on infrastructure. The government-to-government agreement between Peru and the United Kingdom will boost reconstruction spending in 2021. During this quarter, seven investment packages were awarded for US $ 400 million. This, along with other infrastructure projects, will drive the demand for cement for infrastructure-related project


Reconstruction: Investment flows
S/ Million
830
1,605
1,800
2,265
1T
2T
3T
4T

Source: SIAF-MEF, Autoridad para la Reconstrucción con Cambios, APOYO Consultoría

Finally, it is important to mention that on April 11, 2021, Peru held Presidential and Congressional elections. Since none of the candidates obtained more than 50% of the votes, there will be a runoff election in June, between Keiko Fujimori, representing market-friendly ideas, running in her third runoff election, and Pedro Castillo, currently running on a left-wing platform. It is still too early to tell what the outcome may be, as both candidates will have to form alliances in order to win the election.

Pacasmayo

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 28.9% of the country's population and 14.9% of national Gross Domestic Product ("GDP"). Despite the country's sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as "self-construction".

Peruvian Cement Market
Cement Dispatches and Market Share

Northern Region (thousands of metric tons)						
Plant	2017	2018	2019	2020	Feb-21 LTM	% oart
Grupo Pacasmayo	2,267	2,364	2,615	2,576	2,753	27.0%
Imports	76	32	13	38	39	0.4%
Total	**2,343**	**2,396**	**2,628**	**2,614**	**2,792**	**27.4%**
Central Region (thousands of metric tons)						
Plant	2017	2018	2019	2020	Feb-21 LTM	% part
UNACEM	4,993	5,058	5,316	4,172	4,195	41.2%
Caliza Inca	387	448	513	382	390	3.8%
Imports	496	885	663	493	537	5.3%
Total	**5,876**	**6,391**	**6,492**	**5,047**	**5,122**	**50.3%**
Southern Region (thousands of metric tons)						
Plant	2017	2018	2019	2020	Feb-21 LTM	% part
Grupo Yura	2,618	2,597	2,584	2,019	2,051	20.2%
Imports	42	65	98	189	217	2.1%
Total	**2,660**	**2,662**	**2,682**	**2,208**	**2,268**	**22.3%**
Total, All Regions	**10,879**	**11,449**	**11,802**	**9,869**	**10,182**	**100.0%**


Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

**Import figures are sourced fromAduanet. They represent quantities of imported cement, not shipped cement.*
Source: INEI, Aduanet

Infrastructure Investment in the Area of Influence:

Reconstruction of the North

A boost in infrastructure is expected from the government's reconstruction plan, now that the agreement between the Peruvian and UK government has been signed. This agreement includes an investment of S/ 7 billion in 2 years and includes 74 schools, 15 hospitals and integral solutions for 17 rivers, 5 brooks, and drainage of 7 Northern cities. This will have a significant impact on our cement shipments, as most of this budget is concentrated in our area of influence. An expected 50% of this investment is expected to be executed during 2021.

Other projects

Although the anticipated increase in Peru's large infrastructure projects has been delayed, this remains an important growth driver for the country and a necessity due to Peru's significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years. During 1Q21, we continued shipping to the Talara Refinery, and the Salaverry Port. These projects should be executed and finished in the next 12 to 18 months.


Alto Piura US$ 150 MM
Shahuindo Mine US$ 132 MM
Cañariaco US$ 1,600 MM
Talara Refinery US$5,000 MM
Veracruz Hydro. Plant US$ 1,000 MM
Piura Airport US$ 50 MM
Tingo 1 Hydro Plant US$ 600 MM
Chiclayo Airport US$ 50 MM
Iquitos Hospital US$58 MM
Galeno US$ 2,500 MM
Nanay Bridge US$58 MM
Salaverry Port Terminal US$ 215 MM
Michiquillay US$ 700 MM
In Execution
Public Bid
Planning
Chimbote By-Pass US$ 286 MM
Chavimochic US$700 MM
Las Balsas Hydro Plant US$ 1,200 MM
Source: Proinversion, MINEM.
(1) Including US$7.5 billion of projects in stand-by.

Source: Company filings, Proinversion, MINEM

Pacasmayo

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production		
	1Q21	1Q20	% Var.
Pacasmayo Plant	467.4	271.3	72.3%
Rioja Plant	91.4	61.3	49.1%
Piura plant	363.5	223.1	62.9%
Total	922.3	555.7	66.0%

Cement production volume at the Pacasmayo plant increased 72.3% in 1Q21 compared to 1Q20, mainly due to increased cement demand, as well as to the halt in production after the government mandated state of emergency during the second half of March 2020.

Cement production volume at the Rioja Plant increased 49.1% in 1Q21 compared to 1Q20, mainly due to the increased demand and the above-mentioned halt in production in 1Q20.

Cement production volume at the Piura Plant in 1Q21 increased 62.9%, compared to 1Q20, mainly due to the significant increase in demand from the self-construction segment as well as the halt in production during 1Q20.

Total cement production volume increased 66.0% in 1Q21 compared to 1Q20, in line with the increase in demand.

Clinker Production Volume
(thousands of metric tons)

	Production		
	1Q21	1Q20	% Var.
Pacasmayo Plant	232.0	184.8	25.5%
Rioja Plant	66.8	49.5	34.9%
Piura Plant	233.5	202.3	15.4%
Total	532.3	436.6	21.9%

Clinker production volume at the Pacasmayo plant increased 25.5% in 1Q21 compared to 1Q20, mainly due to the halt in production during the last two weeks of 1Q20.

Clinker production volume at the Rioja plant increased 34.9% in 1Q20 compared to 1Q21, in line with increased cement demand.

Clinker production volume at the Piura plant increased 15.4% in 1Q21 compared to 1Q20, mainly due to the halt in production experienced in 1Q20.

Total clinker production volumes increased 21.9% in 1Q21 compared to 1Q20.

Quicklime Production Volume
(thousands of metric tons)

	Production		
	1Q21	1Q20	% Var.
Pacasmayo Plant	19.0	15.0	26.3%

Quicklime production volume increased 26.3% in 1Q21 compared to 1Q20, mainly due to increased sales, as well as the halt in commercialization during 1Q20.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

Utilization Rate[1]:

Pacasmayo Plant Utilization Rate

	Utilization Rate		
	1Q21	1Q20	% Var.
Cement	64.5%	37.4%	27.0 pp.
Clinker	61.9%	49.3%	12.6 pp.
Quicklime	31.7%	25.0%	6.7 pp.

Cement production utilization rate at the Pacasmayo plant increased 27.0 percentage points in 1Q21 when compared to 1Q20, mainly due to the increase in cement demand mentioned above.

Clinker production utilization rate in 1Q21 increased 12.6 percentage points compared to 1Q20, mainly due to increased cement production to satisfy demand.

Quicklime production utilization rate in 1Q21 increased 6.7 percentage points compared to 1Q20.

---

[1] The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate		
	1Q21	1Q20	% Var.
Cement	83.1%	55.7%	27.4 pp.
Clinker	95.4%	70.7%	24.7 pp.

The cement production utilization rate at the Rioja plant was 83.1% in 1Q21; 27.4 percentage points higher than 1Q20, mainly due to increased production to satisfy demand, as well as the halt in operations during 1Q20.

The clinker production utilization rate at the Rioja plant was 95.4% in 1Q21; 24.7 percentage points higher than 1Q20.

Piura Plant Utilization Rate

	Utilization Rate		
	1Q21	1Q20	% Var.
Cement	90.9%	55.8%	35.1 pp.
Clinker	93.4%	80.9%	12.5 pp.

The cement production utilization rate at the Piura plant was 90.9% in 1Q21, a 35.1 percentage point increase when compared to 1Q20, mainly due to the significant increase in cement demand experienced during this, and previous quarters, as well as the halt in production during 1Q20.

The clinker production utilization rate at the Piura plant was 93.4% in 1Q21, a 12.5 percentage points increase compared to 1Q20.

Consolidated Utilization Rate

	Utilization Rate		
	1Q21	1Q20	% Var.
Cement	74.7%	45.0%	29.7 pp.
Clinker	76.6%	62.8%	13.8 pp.

The consolidated cement production utilization rate was 74.7% in 1Q21, 29.7 percentage points higher than 1Q20, in line with increased cement production to satisfy demand during this quarter, as well as the low production level in 1Q20 because of the government-mandated halt in production during this period.

The consolidated clinker production utilization rate was 76.6% in 1Q21, 13.8 percentage points higher than in 1Q20, mainly due to the reasons explained above.

Pacasmayo

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement		
	1Q21	1Q20	% Var.
Sales of goods	464.8	299.3	55.3%
Gross Profit	**133.2**	**92.0**	**44.8%**
Total operating expenses, net	-62.0	-53.8	15.2%
Operating Profit	**71.3**	**38.2**	**86.6%**
Total other expenses, net	-25.0	-21.3	17.4%
Profit before income tax	**46.3**	**16.9**	**174.0%**
Income tax expense	-14.5	-6.2	133.9%
Profit for the Period	**31.8**	**10.7**	**197.2%**

During 1Q21, revenues increased 55.3% year-on-year mainly due to increased sales volume bagged cement to the self-construction and some cement and concrete for reconstruction-related projects, as well as a lower comparative basis in 1Q20, after the government-mandated state of emergency resulted in a complete halt in operations during the last two weeks of the quarter. Gross profit increased 44.8% in 1Q21 compared to 1Q20, mainly due to the increased sales and lower comparative basis mentioned above. Profit for the period increased 197.2% in 1Q21 compared to 1Q20, primarily due to increased revenues, as well as higher operating profit.

Pacasmayo

Sales of Goods

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast
(in millions of Soles S/)

	Cement, concrete and precast		
	1Q21	1Q20	% Var.
Sales of goods	430.5	277.4	55.2%
Cost of Sales	-298.9	-186.7	60.1%
Gross Profit	131.6	90.7	45.1%
Gross Margin	30.6%	32.7%	-2.1 pp.

Sales of cement, concrete and precast increased 55.2%, mainly due to increased demand in all segments. Gross margin decreased 2.1 percentage points during 1Q21 compared to 1Q20 mainly due to the use of imported clinker because of the sudden and sharp increase in cement demand, as well as slightly lower average prices for cement, due to sales mix, as we sold more of our lower-priced products.

Sales of cement represented 86.4% of cement, concrete and precast sales during 1Q21.

	Cement		
	1Q21	1Q20	% Var.
Sales of goods	371.8	228.5	62.7%
Cost of Sales	-245.7	-141.8	73.3%
Gross Profit	126.1	86.7	45.4%
Gross Margin	33.9%	37.9%	-4.0 pp.

Sales of cement increased 62.7% in 1Q21 compared to 1Q20, mainly due to increased demand from the self-construction segment, as well as to the public sector for reconstruction related projects, and due to a lower comparative basis because of the halt in commercialization during 1Q20. Gross margin decreased 4.0 percentage points, mainly due to increased costs from the use of imported clinker.

Sales of concrete represented 12.1% of cement, concrete and precast sales during 1Q21.

	Concrete and Pavement		
	1Q21	1Q20	% Var.
Sales of goods	52.2	39.3	32.8%
Cost of Sales	-47.9	-36.4	31.6%
Gross Profit	4.3	2.9	48.3%
Gross Margin	8.2%	7.4%	0.8 pp.

Sales of concrete increased 32.8% during 1Q21 compared to 1Q20, showing a positive growth year-over-year for the first quarter since the beginning of the pandemic, mainly due increased sales to small construction companies. Gross margin increased 0.8 percentage points in 1Q21 compared to 1Q20, mainly due higher dilution of fixed costs with increased volumes.

Sales of precast represented 1.5% of cement, concrete and precast sales during 1Q21.

	Precast		
	1Q21	1Q20	% Var.
Sales of goods	6.4	9.6	-33.3%
Cost of Sales	-5.3	-8.5	-37.6%
Gross Profit	1.1	1.1	0.0%
Gross Margin	17.2%	11.5%	5.7 pp.

During 1Q21, precast sales decreased 33.3% compared to 1Q20, mainly due decreased sales of heavy precast materials. However, it is important to note that light precast sales performed very well and we expect them to continue increasing during the following quarters. Gross margin increased 5.7 percentage points, mainly due to increased sales of blocks, resulting in high utilization rates in our plants which allows us to achieve operating efficiencies.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime		
	1Q21	1Q20	% Var.
Sales of goods	8.5	6.9	23.2%
Cost of Sales	-7.4	-6.6	12.1%
Gross Profit	1.1	0.3	N/R
Gross Margin	12.9%	4.3%	8.6 pp.

During 1Q21, quicklime sales increased 23.2% compared to 1Q20, and gross margin increased 8.6 percentage points compared to 1Q20, mainly due to decreased sales volume during 1Q20, as a result of the halt in operations of most sectors during the government-mandated lockdown.

Sales: Construction Supplies[2]
(in millions of Soles S/)

	Construction Supplies		
	1Q21	1Q20	% Var.
Sales of goods	25.7	14.7	74.8%
Cost of Sales	-25.1	-13.7	83.2%
Gross Profit	0.6	1.0	-40.0%
Gross Margin	2.3%	6.8%	-4.5 pp.

During 1Q21, construction supply sales increased 74.8% compared to 1Q20, mainly due to increased sales to self-construction as families worked on home improvement projects, as well as a lower comparative basis due to the government-mandated lockdown during 1Q20. Gross margin decreased 4.5 percentage points in 1Q21 compared to 1Q20.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses		
	1Q21	1Q20	% Var.
Personnel expenses	24.1	19.2	25.5%
Third-party services	12.6	11.7	**7.7%**
Board of directors	1.5	1.7	**-11.8%**
Depreciation and amortization	4.1	4.0	**2.5%**
Taxes	1.8	1.7	**5.9%**
Other	3.0	2.0	**50.0%**
Total	47.1	40.3	16.9%

Administrative expenses increased 16.9% in 1Q21 compared to 1Q20. However, as a percentage of sales, it has decreased, due our efforts to maintain sustained savings.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses		
	1Q21	1Q20	% Var.
Personnel expenses	8.2	7.6	7.9%
Advertising and promotion	2.6	2.1	23.8%
Third party services	1.6	1.6	0.0%
Expected credit losses for trade receivables	0.7	1.1	-36.4%
Other	1.1	1.3	-15.4%
Total	14.2	13.7	3.6%

Selling expenses increased 3.6% in 1Q21 compared to 1Q20, mainly due to increased advertising and promotion, as sales increased.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA		
	1Q21	1Q20	Var %.
Net Income from Continuing Operations	**31.8**	**10.7**	**197.2%**
+ Income tax expense	14.5	6.2	133.9%
- Finance income	-0.5	-0.5	0.0%
+ Finance costs	20.8	20.6	1.0%
+/- Net loss on the valuation of trading derivative financial instruments	1.1	-2.9	N/R
+/- Net loss from exchange rate	3.5	4.2	-16.7%
+ Depreciation and amortization	33.9	34.1	-0.6%
Consolidated EBITDA	**105.1**	**72.3**	**45.4%**

Consolidated EBITDA increased 45.4% in 1Q21 compared to 1Q20, mainly due to increased revenues and operational efficiencies.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of March 31, 2021, the Company's cash position was S/ 305.3 million (US$ 81.3 million). This balance includes certificates of deposit in the amount of S/ 288.0 million (US$ 76.7 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 50.0	0.20%	March 19th, 2021	May 27th, 2021
Banco de Crédito del Perú	S/. 215.0	0.15%	March 26th, 2021	May 25th, 2021
Banco de Crédito del Perú	S/. 23.0	0.10%	March 31st, 2021	April 8th, 2021
	S/. 288.0			

The remaining balance of S/ 17.3 million (US$ 4.6 million) is held mainly in the Company's bank accounts, of which US$ 1.1 million are denominated in US dollars and the difference in Soles.

[2] Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company's debt, including interest.

	Payments due by period				
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	226.6	414.3	-	570.0	1,210.9
Future interest payments	64.5	99.5	77.2	174.1	415.3
Total	291.1	513.8	77.2	744.1	1,626.2

As of March 31, 2021, the Company's total outstanding debt reached S/ 1,288.8 million (equivalent to US$ 342.9 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuances of the local bond issued in January 2019 and short-term loans.

As of March 31, 2021, the Company maintains cross currency swap hedging agreements for US$ 132 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/ 1,210.9 million (equivalent to US$ 322.2 million).

As of March 31, 2021, Net Adjusted Debt/EBITDA[3] ratio was 2.6 times. This ratio has increased mainly due to decreased EBITDA as the stop in operations for more than 2 months had a significant impact on our operating income. However, we have already seen a significant improvement in EBITDA levels during the last two quarters and we expect this trend to continue, which will help to decrease this ratio.

Capex

Capex
(in millions of Soles S/)

As of March 31, 2021, the Company invested S/ 11.5 million (US$ 17.3 million), allocated to the following projects:

Projects	3M21
Piura Plant	2.3
Pacasmayo Plant	2.4
Concrete and aggregates equipment	6.7
Rioja Plant	0.2
Total	11.5

[3] It is calculated by taking the Adjusted Debt in soles, according to the exchange rate set for the bonds in dollars, minus the consolidated cash, and this amount is divided by the cement EBITDA of the last 12 months.

Pacasmayo

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company's shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo's products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company alsoproduces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: *The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.758 per US$ 1.00, which was the average exchange rate, reported as of March 31, 2021 by the Superintendencia de Banca, Seguros y AFP's (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.*

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements ar e based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from currentexpectations.

Pacasmayo

Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2021 (unaudited) and December 31, 2020 (audited)

Assets	As of mar-21	As of Dec-20
Current Assets	S/ (000)	S/ (000)
Cash and cash equivalents	305,314	308,912
Trade and other receivables	96,234	84,412
Income tax prepayments	12,789	18,076
Inventories	508,379	460,610
Prepayments	24,813	5,729
Total current assets	**947,529**	**877,739**

Non-current assets	As of mar-21 S/ (000)	As of Dec-20 S/ (000)
Trade and other receivables	4,691	5,215
Financial instruments designated at fair value through other comprehensive income	692	692
Derivative financial instruments	60,232	42,247
Property, plant and equipment	1,992,456	2,014,508
Intangibles assets	49,454	49,640
Goodwill	4,459	4,459
Deferred income tax assets	14,974	15,618
Right-of-use assets	5,827	6,006
Other assets	155	160
Total non-current assets	**2,132,940**	**2,138,545**
Total assets	**3,080,469**	**3,016,284**

Liabilities and equity	As of mar-21	As of Dec-20
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	189,945	187,876
Financial obligations	226,644	65,232
Lease liabilities	1,662	1,531
Income tax payables	8,379	1,051
Provisions	5,779	9,380
Total current liabilities	**432,409**	**265,070**

	As of mar-21	As of Dec-20
Non-current liabilities	S/ (000)	S/ (000)
Financial obligations	1,062,192	1,203,352
Lease liabilities	5,050	5,102
Non-current provisions	27,794	25,341
Deferred income tax liabilities	149,511	149,864
Total non-current liabilities	**1,244,547**	**1,383,659**
Total liability	**1,676,956**	**1,648,729**

Equity	As of mar-21 S/ (000)	As of Dec-20 S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in treasury	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulate comprehensive results	-29,221	-33,378
Retained earnings	488,430	456,629
Total equity	**1,403,513**	**1,367,555**
Total liability and equity	**3,080,469**	**3,016,284**

Pacasmayo

Interim condensed consolidated statements of profit or loss

For the three-month periods ended March 31, 2021 and 2020 (both unaudited)

	1Q21 S/ (000)	1Q20 S/ (000)
Sales of goods	464,805	299,258
Cost of sales	-331,579	-207,247
Gross profit	**133,226**	**92,011**
Operating income expenses		
Administrative expenses	-47,089	-40,315
Selling and distribution expenses	-14,183	-13,725
Other operating (expenses) income, net	-678	204
Total operating expenses , net	**-61,950**	**-53,836**
Operating profit	**71,276**	**38,175**
Finance income	501	534
Finance costs	-20,836	-20,629
Cumulative net loss on settlement of derivative financial instruments	-1,569	-
Net profit for valuation of trading derivative financial instruments	455	2,946
Loss from exchange difference, net	-3,550	-4,150
Total other expenses, net	**-24,999**	**-21,299**
Profit before income tax	**46,277**	**16,876**
Income tax expense	-14,476	-6,152
Profit for the year	**31,801**	**10,724**
Earnings per share		
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.07	0.03

Pacasmayo

Interim condensed consolidated statements of changes in equity

For the three month periods ended March 31, 2021 and 2020 (both unaudited)

	Attributable to equity holders of the parent								
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized gain (loss) on financial instruments designated at fair value S/(000)	Unrealized gain (loss) on cash flow hedge S/(000)	Retained earnings S/(000)	Total S/ (000)
Balance as of January 1, 2020	423,868	40,279	-121,258	432,779	168,636	-2,103	-17,750	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	10,724	10,724
Other comprehenive income	-	-	-	-	-	-	3,377	-	3,377
Total comprehensive income	-	-	-	-	-	-	3,377	10,724	14,101
Balance as of March 31, 2020	423,868	40,279	-121,258	432,779	168,636	-2,103	-14,373	507,924	1,435,752
Balance as of January 1, 2021	423,868	40,279	-121,258	432,779	168,636	-14,463	-18,915	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	31,801	31,801
Other comprehensive income	-	-	-	-	-	-	4,157	-	4,157
Total comprehensive income	-	-	-	-	-	-	4,157	31,801	35,958
Balance as of March 31, 2021	**423,868**	**40,279**	**-121,258**	**432,779**	**168,636**	**-14,463**	**-14,758**	**488,430**	**1,403,513**